[LETTERHEAD OF IPG PHOTONICS CORPORATION]

April 21, 2008

VIA EDGAR
Mr. Jay Webb
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:         IPG Photonics Corporation
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008
File No. 001-33155

Dear Mr. Webb:

Below are our responses to your Comment Letter dated March 31, 2008 regarding our Form 10-K for the year ended December 31, 2007.  The responses are in the same order in which your letter was written.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 48

1.
We note from disclosures on page F-7 that your marketable securities consist primarily of auction-rate securities that are classified as available-for-sale securities.  Tell us and revise the liquidity section of MD&A in future filings to discuss whether any of the securities you hold are reasonably likely to affect your financial condition, liquidity or results of operations in a material way, expanding your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of any trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.  In addition, provide all appropriate disclosure required by Item 305 of Regulation S-K.

We have concluded that, as of December 31, 2007, the auction-rate securities held by the Company were not reasonably likely to affect our financial condition, liquidity or results of operations in a material way.  We based this conclusion on the fact that, prior to filing the Form 10-K on March 13, 2008, we had already disposed of approximately $4.5 million of the $7.0 million of auction-rate securities that we held at December 31, 2007.  The proceeds from the sale of these securities were equal to their carrying value.  We intend to dispose of the remaining $2.5 million of auction-rate securities that we hold during the second quarter of 2008.  However, the most recent auctions for the two positions that comprise the remaining $2.5 million of auction-rate securities have failed.  If, due to further auction failures, it becomes uncertain that we will be able to dispose of our remaining auction-rate securities during the second quarter of 2008, we intend to reclassify the carrying value of such auction-rate securities as long-term investments instead of marketable securities.

At this time we do not believe that the fair value of the auction-rate securities that we hold is less than their carrying value because the securities are insured and are rated Aaa/AAA by Moody’s and Standard & Poor’s and AA by Fitch.  We will continue to evaluate the fair values of these securities to the extent that they remain unsold, their ratings are downgraded in the future or there is other evidence of an impairment.

We will revise the liquidity section of MD&A in future filings discuss whether any of the securities that we hold are reasonably likely to affect our financial condition, liquidity or results of operations in a material way and will expand our discussion and analysis in applicable future filings to provide our investors with information necessary for a clear understanding of any trend or uncertainty.  In addition, we will provide all appropriate disclosure required by Item 305 of Regulation S-K.

The Company expects that it will include the following additional disclosure in its Form 10-Q for the three months ended March 31, 2008:

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

We held approximately $2.5 million in auction-rate securities (ARSs) at March 31, 2008 as compared to $7.0 million at December 31, 2007.  Our investments in ARSs at March 31, 2008 consisted solely of taxable municipal debt securities.  None of the ARSs in our portfolio are collateralized debt obligations (CDOs) or mortgage-backed securities.

The most recent auctions for these ARSs in April 2008 failed and it is uncertain whether future auctions relating to these securities will be successful in resetting a market rate of interest for the ARSs.  If an auction is unsuccessful, the terms of the ARSs provide that the issuer will pay interest at the maximum contractual rate and that we will hold these securities until their next scheduled auction reset dates. Auction reset dates for the ARSs that we own occur every 35 days.  Our ability to dispose of these ARSs at the subsequent auction reset date depends on whether or not the auction is successful.  Therefore, failed auctions may limit the short-term liquidity of these investments.

As a result of the recent auction failures, we continue to hold these ARSs and the issuers are required to pay interest on the ARSs at the maximum contractual rate.  While these auction failures have affected our ability to access these funds in the near term, we do not believe that the fair value of the ARSs has been affected because no  default has occurred, the ARSs are insured, and they are rated Aaa/AAA by Moody’s and Standard & Poor’s and AA by Fitch.  If the credit rating of the issuer of the ARSs were to deteriorate, we may be required to adjust the carrying value of these investments by recording an impairment charge.  Based on our ability to access our cash, our expected operating cash flows and our available credit lines, we do not expect that the current lack of liquidity in our investments in ARSs will have a material impact on our overall liquidity, financial condition, liquidity or results of operations.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Marketable Securities. Our marketable securities are auction-rate securities (ARSs) that consist of taxable municipal note investments with an auction reset feature.  The fair value of an ARS is not affected by changes in the interest rate because the rate is reset through regular auctions that occur at intervals of generally less than 90 days and, in general, the fair value of an ARS is its principal amount.

Recent auctions to reset the interest rate of an ARS have not all been successful.  If an auction is unsuccessful, the terms of the ARSs provide that the issuer will pay interest at the maximum contractual rate and that we will hold these securities until their next scheduled auction reset dates.  Our ability to dispose of these ARSs at the subsequent auction reset date depends on whether or not the auction is successful.  Therefore, failed auctions may limit the short-term liquidity of these investments.  Auction reset dates for the ARSs that we own occur every 35 days.  If the credit rating of the issuer of the ARSs were to deteriorate, we may be required to adjust the carrying value of these investments by recording an impairment charge, which could adversely affect our results of operations.  Since the fair value of ARSs is not currently determined by their interest rates, it is not possible for us to reasonably estimate the ranges of possible impairments that may result from changes in their fair value.

2.	We noted your discussion regarding financial covenants on page 49. Please revise future filings to discuss your compliance with your debt covenants.

We note the Staff’s comment and will revise future filings to discuss our compliance with our debt covenants.  As of December 31, 2007, the Company was in compliance with all of its debt covenants.

Note 1.  Nature of Business and Summary of Significant Accounting Policies, page F-7

Marketable Securities, page F-7

3.
With regards to your marketable securities that are classified as available-for-sale, please tell us about any gains or losses recorded as a part of net income and other comprehensive income, if any.  In addition, please revise future filings to provide all of the disclosures required by paragraphs 19-22 of SFAS 115, as applicable.

All of the Company’s marketable securities have been purchased and sold at par and there have been no gains or losses from the sales of such marketable securities in any of the periods presented in the Form 10-K.  Further, there have been no unrealized gains or losses recorded during the periods that these securities were held.  Therefore, we do not believe that any of the disclosures required by paragraphs 19-22 of SFAS 115 are currently applicable.  We will include the disclosures required by paragraphs 19-22 of SFAS 115 in future filings to the extent that they are applicable.

If you have any questions regarding our response or require additional information, please contact me at (508) 373-1124 or Angelo Lopresti, the Company’s General Counsel, Secretary and Vice President, at (508) 373-1123.

Sincerely,

IPG Photonics Corporation

By:  /s/ Timothy P.V. Mammen
Title: Chief Financial Officer and Vice President

Cc:          Julie Sherman
Securities and Exchange Commission
Joseph H. Apke
Deloitte & Touche LLP
David A. Sakowitz
Winston & Strawn LLP

NY:1175827.2